Exhibit (d)(5)(b)

MAINSTAY FUNDS TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 5th day of March, 2021, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and NYL Investors LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated May 1, 2014, the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to revise the name of the fee schedule for MainStay Balanced Fund.

NOW, THEREFORE, the parties agree as follows:

(i) Effective March 5, 2021, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Brian J. McGrady	By:	/s/ Kirk C. Lehneis
Name:	Brian J. McGrady	Name:	Kirk C. Lehneis
Title:	Director and Associate General Counsel	Title:	President

NYL INVESTORS LLC

Attest:	/s/ S. Andre Warner	By:	/s/ Amaury J. Rzad
Name:	S. Andre Warner	Name:	Amaury J. Rzad
Title:	Associate General Counsel	Title:	Senior Managing Director

SCHEDULE A

(Effective as of March 5, 2021)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

SERIES NAME	ANNUAL RATE
MainStay Balanced Fund * (fixed income sleeve)	0.325% up to $1 billion; 0.3125% from $1 billion up to $2 billion; and 0.30% in excess of $2 billion

MainStay Floating Rate Fund*	0.30% up to $1 billion; 0.2875% from $1 billion up to $3 billion; and 0.2825% in excess of $3 billion

MainStay Short Term Bond Fund*	0.125% up to $1 billion; and 0.10% in excess of $1 billion

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

*With respect to this Series, the Manager has agreed to waive a portion of the Series’ management fee or reimburse the expenses of the appropriate class of the Series so that the class’s total ordinary operating expenses do not exceed certain amounts. These waivers or expenses limitations may be changed with Board approval. To the extent that the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee proportionately.

The annual rate is based on the percentage that the Allocated Assets constitutes of the Series’ total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.